SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*


                              GOLF ROUNDS.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    38168R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             David Alan Miller, Esq.
                                 Graubard Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
--------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)


                                 March 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D
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CUSIP No. 38168R108                                       Page 2 of  7  Pages
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Ronald I. Heller

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)|_|
                                                                        (b)|_|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*

          PF

--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  85,272 Shares
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY EACH
REPORTING
PERSON WITH               8      SHARED VOTING POWER

                                  289,230 Shares

                           ------ ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  85,272 Shares

                           ------ ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  289,230 Shares

-------------------------- ------ ----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          374,502 Shares

--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                          |_|

--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.9%

--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          IN

--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 38168R108                                       Page 3 of  7  Pages
--------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Joyce L. Heller

--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)|_|
                                                                        (b)|_|

--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*

          PF

--------- ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------

                           7      SOLE VOTING POWER

                                  -0-
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY EACH
REPORTING
PERSON WITH               8      SHARED VOTING POWER

                                  289,230 Shares

                           ------ ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  -0-

                           ------ ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  289,230 Shares

-------------------------- ------ ----------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          289,230 Shares
--------- ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                          |_|

--------- ----------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.4%

--------- ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*

          IN

--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
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CUSIP No. 38168R108                                       Page 4 of  7  Pages
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 Item 1. Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Golf Rounds.com, Inc., a Delaware corporation ("Issuer"), whose principal executive offices are located at 111 Village Parkway, Building #2, Marietta, Georgia 30067.

         The percentages of beneficial ownership reflected in this Statement are based upon 3,447,377 shares of Common Stock outstanding on June 13, 2002, which number has been obtained directly from the Issuer.

Item 2.  Identity and Background

         This Schedule 13D is being filed on behalf of Ronald I. Heller ("Ronald") and Joyce L. Heller ("Joyce") (individually, each a "Reporting Person" and collectively, the "Reporting Persons").

         Each of the Reporting Person has an address of 74 Farview Road, Tenafly, New Jersey 07670.

         Ronald is a principal in the investment banking firm of M.H. Meyerson & Co., Inc. Joyce is Ronald's wife. Ronald and Joyce are individuals who are citizens of the United States.

         None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws during the last five years.

         Reporting Persons believe that this Schedule 13D was previously filed with the Securities Exchange Commission ("SEC"). However, the SEC's records do not reflect this filing. Therefore, the Reporting Persons are making this filing to correct the record.

Item 3.  Source and Amounts of Funds or Other Consideration

         The Delaware Charter Guarantee & Trust Co., for the benefit of the Ronald I. Heller IRA ("Ronald IRA") purchased, on the open market (a) 28,750 shares of the Issuer's Common Stock for $27,312.50, or $0.95 per share on October 30, 1997, (b) 4,500 shares of the Issuer's Common Stock for $11,621.25, or $2.5825 per share on June 10, 1999 and (c) 3,500 shares of the Issuer's Common Stock for $9,257.50, or $2.645 per share on June 29, 1999. On March 16, 2000, the Issuer completed a private placement of 1,333,005 shares of its Common Stock ("Private Placement"). In the Private Placement, each of the Ronald I. Heller Revocable Trust dated 12/23/97 ("Ronald Trust") and the Joyce L. Heller Revocable Trust dated 12/23/97 ("Joyce Trust") purchased 144,615 shares of the Issuer's Common Stock for $198,845, or $1.375 per share. Ronald and Joyce are co-trustees of each of the Ronald Trust and the Joyce Trust. The Reporting Persons used personal funds to acquire the shares of Common Stock reported upon in this Schedule 13D.

                                  SCHEDULE 13D
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CUSIP No. 38168R108                                       Page 5 of  7  Pages
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Item 4.  Purpose of Transactions

         Each of the Reporting Persons has acquired the securities specified in
Item 5 of this Schedule 13D for investment purposes.

         (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. In connection with the Private Placement, Ronald was issued a five-year immediately exercisable purchase option ("Purchase Option") to purchase 48,522 shares of Common Stock at an exercise price of $1.50 per share.

         Other than the rights set forth above, none of the Reporting Persons has any agreements to acquire any additional shares of Common Stock at this time.

         (b) None of the Reporting Persons has any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Ronald directly owns 48,522 shares of Common Stock issuable upon exercise of the Purchase Option, over which he has sole voting and dispositive power. Ronald also has sole voting and dispositive power over 36,750 shares of Common Stock held of record by the Ronald IRA. As the co-trustee of the Ronald Trust and the Joyce Trust, Ronald has shared voting and dispositive power over the 144,615 shares of Common Stock owned by the Ronald Trust and the 144,615 shares of Common Stock owned by the Joyce Trust. Accordingly, Ronald is deemed to beneficially own 374,502 shares of Common Stock, representing 10.9% of the outstanding shares of Common Stock of the Issuer.

         Joyce does not directly own any shares of Common Stock of the Issuer. As the co-trustee of the Ronald Trust and Joyce Trust, Joyce has shared voting and dispositive power over the 144,615 shares of Common Stock owned by the Ronald Trust and the 144,615 shares of Common Stock owned by the Joyce Trust. Although Joyce disclaims any voting or dispositive power over the 48,522 shares of Common Stock owned by Ronald through the Purchase Option and the 36,750 shares of Common Stock held for the benefit of the Ronald IRA, all of which Ronald has sole voting and dispositive power over, Joyce may be deemed to beneficially own such shares pursuant to interpretations of the Securities and Exchange Commission. Accordingly, Joyce may be deemed to beneficially own 374,502 shares of Common Stock, representing 10.9% of the outstanding shares of Common Stock of the Issuer.

                                  SCHEDULE 13D
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CUSIP No. 38168R108                                       Page 6 of  7  Pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         As described above in Item 3, on March 16, 2000, the Issuer completed the Private Placement of 1,333,005 shares of its Common Stock. In the Private Placement, each of Ronald Trust and Joyce Trust purchased 144,615 shares of the Issuer's Common Stock. In connection with the Private Placement, Ronald was issued the Purchase Option.


Item 7.  Material to be Filed as Exhibits

         Exhibit 1: Joint Filing Agreement, dated as of June 13, 2002, by and among each of the Reporting Persons.

         Exhibit 2:  Purchase Option dated March 16, 2000.

                                  SCHEDULE 13D
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CUSIP No. 38168R108                                       Page 7 of  7  Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 13, 2002


                                            /s/ Ronald I. Heller
                                            ---------------------------------
                                            Ronald I. Heller


                                            /s/ Joyce L. Heller
                                            ---------------------------------
                                            Joyce L. Heller

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         AGREEMENT dated as of June 13, 2002, among Ronald I. Heller and Joyce
L. Heller (collectively, the "Parties").

         Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.01 par value per share, of Golf Rounds.com, Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

         Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.



                                            /s/ Ronald I. Heller
                                            ---------------------------------
                                            Ronald I. Heller


                                            /s/ Joyce L. Heller
                                            ---------------------------------
                                            Joyce L. Heller

                                                                      EXHIBIT 2


THE REGISTERED HOLDER OF THIS PURCHASE OPTION, BY ITS ACCEPTANCE HEREOF, AGREES THAT IT WILL NOT SELL, TRANSFER OR ASSIGN THIS PURCHASE OPTION EXCEPT AS HEREIN PROVIDED.

VOID AFTER 5:00 P.M. EASTERN TIME, MARCH 15, 2005.


                                 PURCHASE OPTION

                               For the Purchase of

                          48,522 Shares of Common Stock

                                       of

                              GOLFROUNDS.COM, INC.

                            (A Delaware Corporation)

1.       Purchase Option.

         THIS CERTIFIES THAT, in consideration of $24.26 and other good and valuable consideration duly paid by or on behalf of Ronald I. Heller ("Holder"), as registered owner of this Purchase Option, to GolfRounds.com, Inc. ("Company"), Holder is entitled, at any time or from time to time at or after March 16, 2000 ("Commencement Date"), and at or before 5:00 p.m., Eastern time, March 15, 2005 ("Expiration Date"), but not thereafter, to subscribe for, purchase and receive, in whole or in part, up to 48,522 shares of common stock, par value $.01 per share ("Common Stock"), of the Company. The shares of Common Stock are sometimes collectively referred to herein as the "Securities." If the Expiration Date is a day on which banking institutions are authorized by law to close, then this Purchase Option may be exercised on the next succeeding day that is not such a day in accordance with the terms herein. During the period ending on the Expiration Date, the Company agrees not to take any action that would terminate this Purchase Option. This Purchase Option is one of a series of Purchase Options of even date herewith. This Purchase Option is initially exercisable at $1.50 per share of Common Stock purchased; provided, however, that upon the occurrence of any of the events specified in Section 6 hereof, the rights granted by this Purchase Option, including the exercise price and the number of shares to be received upon such exercise, shall be adjusted as therein specified. The term "Exercise Price" shall mean the initial exercise price or the adjusted exercise price, depending on the context.

2.       Exercise.

         2.1. Exercise Form. In order to exercise this Purchase Option, the exercise form attached hereto must be duly executed and completed and delivered to the Company, together with this Purchase Option and payment of the Exercise Price in cash or by certified check or official bank check for the shares of Common Stock being purchased. If the subscription rights represented hereby shall not be exercised at or before 5:00 p.m., Eastern time, on the Expiration Date, this Purchase Option shall become null and be void without further force or effect, and all rights represented hereby shall cease and expire.

         2.2. Legend. Each certificate for Securities purchased under this Purchase Option shall bear a legend substantially as follows unless such Securities have been registered under the Securities Act of 1933, as amended ("Securities Act"):

         The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws. The securities may not be sold, pledged or transferred in the absence of such registration or an exemption therefrom under said Act and such laws, supported by an opinion of counsel, reasonable satisfactory to the Company and its counsel, that such registration is not required.

         2.3. Conversion Right.

                  2.3.1. Determination of Amount. In lieu of the payment of the Exercise Price in the manner required by Section 2.1, the Holder shall have the right (but not the obligation) to convert any exercisable but unexercised portion of this Purchase Option into Common Stock ("Conversion Right") as follows: upon exercise of the Conversion Right, the Company shall deliver to the Holder (without payment by the Holder of any portion of the Exercise Price in cash) that number of shares of Common Stock equal to the quotient obtained by dividing (x) the "Value" (as defined below) of the portion of the Purchase Option being converted by (y) the Market Price (as defined below). The "Value" of the portion of the Purchase Option being converted shall equal the remainder derived from subtracting (a) the Exercise Price multiplied by the number of shares of Common Stock underlying the portion of this Purchase Option being converted from (b) the Market Price of the Common Stock multiplied by the number of shares of Common Stock underlying the portion of this Purchase Option being converted. As used herein, the term "Market Price" at any date shall be deemed to be the average last reported sale price of the Common Stock for the five trading days immediately preceding such date, as officially reported by the principal securities exchange on which the Common Stock is listed or admitted to trading, or, if the Common Stock is not listed or admitted to trading on any national securities exchange or if any such exchange on which the Common Stock is listed is not the principal trading market for the Common Stock, the average last reported sale price of the Common Stock for the five trading days immediately preceding such date as furnished by the National Association of Securities Dealers, Inc. ("NASD") through the Nasdaq National Market or the Nasdaq SmallCap, or, if applicable, the OTC Bulletin Board, or if the Common Stock is not listed or admitted to trading on the Nasdaq National Market or the Nasdaq SmallCap or OTC Bulletin Board or similar organization, as determined in good faith by resolution of the Board of Directors of the Company, based on the best information available to it.

                  2.3.2. Exercise of Conversion Right. The Conversion Right may be exercised by the Holder on any business day on or after the Commencement Date and not later than the Expiration Date by delivering this Purchase Option to the Company with a duly executed exercise form attached hereto with the conversion section completed.

3.       Transfer.

         3.1. General Restrictions. The registered Holder of this Purchase Option, by its acceptance hereof, agrees that it will not sell, transfer or assign or hypothecate this Purchase Option to anyone except upon compliance with, or pursuant to exemptions from, applicable securities laws. In order to make any permitted assignment, the Holder must deliver to the Company the assignment form attached hereto duly executed and completed, together with this

Purchase Option and payment of all transfer taxes, if any, payable in connection therewith. The Company shall immediately transfer this Purchase Option on the books of the Company and shall execute and deliver a new Purchase Option or Purchase Options of like tenor to the appropriate assignee(s) expressly evidencing the right to purchase the aggregate number of shares of Common Stock purchasable hereunder or such portion of such number as shall be contemplated by any such assignment.

         3.2. Restrictions Imposed by the Securities Act. This Purchase Option and the Securities underlying this Purchase Option shall not be transferred unless and until (i) the Company has received the opinion of counsel for the Holder that this Purchase Option or the Securities, as the case may be, may be transferred pursuant to an exemption from registration under the Securities Act and applicable state law, the availability of which is established to the reasonable satisfaction of the Company, or (ii) a registration statement relating to such Purchase Option or Securities, as the case may be, has been filed by the Company and declared effective by the Securities and Exchange Commission ("Commission") and is in compliance with applicable state law.

4.       New Purchase Options to be Issued.


         4.1. Partial Exercise or Transfer. Subject to the restrictions in
Section 3 hereof, this Purchase Option may be exercised or assigned in whole or in part. In the event of the exercise or assignment hereof in part only, upon surrender of this Purchase Option for cancellation, together with the duly executed exercise or assignment form and funds sufficient to pay any Exercise Price and/or transfer tax, the Company shall cause to be delivered to the Holder without charge a new Purchase Option of like tenor to this Purchase Option in the name of the Holder evidencing the right of the Holder to purchase the aggregate number of shares of Common Stock purchasable hereunder as to which this Purchase Option has not been exercised or assigned.

         4.2. Lost Certificate. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Purchase Option and of reasonably satisfactory indemnification, the Company shall execute and deliver a new Purchase Option of like tenor and date. Any such new Purchase Option executed and delivered as a result of such loss, theft, mutilation or destruction shall constitute a substitute contractual obligation on the part of the Company.

5.       Registration Rights.

         5.1. Demand Registration.

                  5.1.1. Grant of Right. The Company, upon written demand ("Initial Demand Notice") of the Holder(s) of at least 51% ("Majority Holders") of the shares of Common Stock underling the Purchase Options (the "Registrable Securities"), agrees to register, on one occasion, all or any portion of the Registrable Securities requested by the Majority Holders in the Initial Demand Notice. On such occasion, the Company will file a Registration Statement covering the Registrable Securities within 60 days after receipt of the Initial Demand Notice and use its best efforts to have such registration statement declared effective promptly thereafter. The demand for registration may be made at any time during a period of thirteen months beginning on the Commencement Date. The Company covenants and agrees to give written notice of its receipt of any Initial Demand Notice by any Holder(s) to all other registered holders of the Registrable Securities within 10 days from the date of the receipt of any such Initial Demand Notice.

                  5.1.2. Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities, but the Holders shall pay any and all underwriting commission and the expense of any legal counsel selected by the Holders to represent them in connection with the sale of the Registrable Securities. The Company agrees to use its best efforts to cause the filing required herein to become effective promptly and to qualify or register the Registrable Securities in such States as are reasonably requested by the Holder(s); provided, however, that in no event shall the Company be required to register the Registrable Securities in a State in which such registration would cause (i) the Company to be obligated to register or license to do business in such State, or (ii) the principal stockholders of the Company to be obligated to escrow their shares of capital stock of the Company. The Company shall cause any registration statement filed pursuant to the demand rights granted under Section
5.1.1 to remain effective for a period of at least nine consecutive months from the date that the Holders of the Registrable Securities covered by such registration statement are first given the opportunity to sell all of such securities.

         5.2. "Piggy-Back" Registration.

                  5.2.1. Grant of Right. In addition to the demand right of registration set forth in Section 5.1, the Holders shall have the right until the date that is seven years after the date of the Closing to include the Registrable Securities as part of any other registration of securities filed by the Company (other than in connection with a transaction contemplated by Rule 145(a) promulgated under the Securities Act or pursuant to Form S-8 or any equivalent form), provided, however, that if, in the written opinion of the Company's managing underwriter or underwriters, if any, for such offering, the inclusion of the Registrable Securities, when added to the securities being registered by the Company or the selling stockholder(s), will exceed the maximum amount of the Company's securities that can be marketed (i) at a price reasonably related to their then current market value, or (ii) without materially and adversely affecting the entire offering, the Company shall nevertheless register all or any portion of the Registrable Securities required to be so registered but such Registrable Securities shall not be sold by the Holders until 90 days after the registration statement for such offering has become effective and provided further that, if any securities are registered for sale on behalf of other stockholders in such offering and such stockholders have not agreed to defer such sale until the expiration of such 90 day period, the number of securities to be sold by all stockholders in such public offering during such 90 day period shall be apportioned pro rata among all such selling stockholders, including all holders of the Registrable Securities, according to the total amount of securities of the Company owned by said selling stockholders, including all holders of the Registrable Securities.

                  5.2.2. Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities, including any filing fees payable to the NASD, but the Holders shall pay any and all underwriting commissions and the expenses of any legal counsel selected by the Holders to represent them in connection with the sale of the Registrable Securities. In the event of such a proposed registration, the Company shall furnish the then holders of outstanding Registrable Securities with not less than thirty days' written notice prior to the proposed date of filing of such registration statement. Such notice shall continue to be given for each registration statement filed by the Company until the earlier of (i) such time as all of the Registrable Securities have been sold by the holders thereof or (ii) the expiration of the "piggy-back" rights provided for herein. The holders of the Registrable Securities shall exercise the "piggy-back" rights provided for herein by giving written notice, within twenty days of the receipt of the Company's notice of its intention to file a registration statement. The Company shall cause any registration statement filed pursuant to the above "piggy-back" rights to remain effective for a period of at least nine consecutive months from the date that the Holders of the Registrable Securities covered by such Registration Statement are first given the opportunity to sell all of such securities. Notwithstanding the provisions of this Section 5.2, the Company shall have the right at any time after it shall have given written notice of its intention to file a registration statement (irrespective of whether a written request for inclusion of any Registrable Securities shall have been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof.

         5.3. General Terms.

                  5.3.1. Indemnification.

                  (a) The Company shall indemnify the Holder(s) of the Registrable Securities to be sold pursuant to any registration statement hereunder and any underwriter or person deemed to be an underwriter under the Act and each person, if any, who controls such Holders or underwriters or persons deemed to be underwriters within the meaning of Section 15 of the Act or
Section 20(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), against all loss, claim, damage, expense or liability (including all reasonable attorneys' fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which any of them may become subject under the Act, the Exchange Act or otherwise, arising from such registration statement. The Holder(s) of the Registrable Securities to be sold pursuant to such registration statement, and their successors and assigns, shall severally, and not jointly, indemnify the Company, against all loss, claim, damage, expense or liability (including all reasonable attorneys' fees and other expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) to which they may become subject under the Act, the Exchange Act or otherwise, arising from information furnished by or on behalf of such Holders, in writing, for specific inclusion in such registration statement.

                  (b) If any action is brought against a party hereto, ("Indemnified Party") in respect of which indemnity may be sought against the other party ("Indemnifying Party"), such Indemnified Party shall promptly notify Indemnifying Party in writing of the institution of such action and the Indemnifying Party shall assume the defense of such action, including the employment and fees of counsel reasonably satisfactory to the Indemnified Party. Such Indemnified Party shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the employment of such counsel shall have been authorized in writing by the Indemnifying Party in connection with the defense of such action, or (ii) the Indemnifying Party shall not have employed counsel to defend such action, or (iii) such Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which may result in a conflict between the Indemnified Party and the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party), in any of which events, the reasonable fees and expenses of not more than one additional firm of attorneys designated in writing by the Indemnified Party shall be borne by the Indemnifying Party. Notwithstanding anything to the contrary contained herein, if the Indemnified Party shall assume the defense of such action as provided above, the Indemnifying Party shall not be liable for any settlement of any such action effected without its written consent.

                  (c) If the indemnification or reimbursement provided for hereunder is finally judicially determined by a court of competent jurisdiction to be unavailable to an Indemnified

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Party (other than as a consequence of a final judicial determination of willful misconduct, bad faith or gross negligence of such Indemnified Party), then the Indemnifying Party agrees, in lieu of indemnifying such Indemnified Party, to contribute to the amount paid or payable by such Indemnified Party (i) in such proportion as is appropriate to reflect the relative benefits received, or sought to be received, by the Indemnifying Party on the one hand and by such Indemnified Party on the other or (ii) if (but only if) the allocation provided in clause (i) of this sentence is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of the Indemnifying Party and of such Indemnified Party; provided, however, that in no event shall the aggregate amount contributed by a Holder exceed the profit, if any, earned by such Holder as a result of the exercise by him of the Purchase Option and the sale by him of the underlying shares of Common Stock.

                  5.3.2. Elimination of Registration Rights. Notwithstanding anything to the contrary in Section 5.2, no holders of Registrable Securities shall be entitled to have such securities registered under the Securities Act in accordance with the provisions of Section 5.2 if, in the opinion of counsel to the Company, they may be sold without restriction pursuant to Rule 144(k) promulgated under the Securities Act and any restrictive legends under the Securities Act are removed from the certificates representing such securities and any stop transfer order for such certificates is removed.

                  5.3.3. Successors and Assigns. The registration rights granted to the Holders inure to the benefit of all the Holders' successors, heirs, pledgees, assignees, transferees and purchasers of the Registrable Securities.

                  5.3.4. Documents Delivered to Holders. The Company shall furnish to each Holder participating in any of the foregoing offerings and to each underwriter of any such offering, if any, a signed counterpart, addressed to such Holder or underwriter, of (i) an opinion of counsel to the Company, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, an opinion dated the date of the closing under any underwriting agreement related thereto), and (ii) a "cold comfort" letter dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, a letter dated the date of the closing under the underwriting agreement) signed by the independent public accountants who have issued a report on the Company's financial statements included in such registration statement, in each case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities. The Company shall also deliver promptly to each Holder participating in the offering requesting the correspondence and memoranda described below and to the managing underwriter copies of all correspondence between the Commission and the Company, its counsel or auditors and all memoranda relating to discussions with the Commission or its staff with respect to the registration statement and permit each Holder and underwriter to do such investigation, upon reasonable advance notice, with respect to information contained in or omitted from the registration statement as it deems reasonably necessary to comply with applicable securities laws or rules of the National Association of Securities Dealers, Inc.

                  5.3.5. Underwriting Agreement. The Company shall enter into an underwriting agreement with the underwriter representing the Holders whose Registrable Securities are being registered pursuant to Section 5.1. Such underwriter must be reasonably acceptable to the

Company. Such agreement shall be reasonably satisfactory in form and substance to the Company, each Holder and such underwriter, and shall contain such representations, warranties and covenants by the Company and such other terms as are customarily contained in agreements of that type used by the underwriter. The Holders shall be parties to any underwriting agreement relating to an underwritten sale of their Registrable Securities and may, at their option, require that any or all the representations, warranties and covenants of the Company to or for the benefit of such underwriter shall also be made to and for the benefit of such Holders. Such Holders shall not be required to make any representations or warranties to or agreements with the Company or the underwriter except as they may relate to such Holders, their shares and their intended methods of distribution.

                  5.3.6. Documents to be Delivered by Holder(s). Each of the Holder(s) participating in any of the foregoing offerings shall furnish to the Company a completed and executed questionnaire provided by the Company requesting information customarily sought of selling security holders.

6.       Adjustments.

         6.1. Adjustments to Exercise Price and Number of Securities. The Exercise Price and the number of shares of Common Stock underlying the Purchase Option shall be subject to adjustment from time to time as hereinafter set forth:

                  6.1.1. Stock Dividends, Recapitalization, Reclassification, Split-Ups. If after the date hereof, and subject to the provisions of Section
6.2 below, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock or by a split-up, recapitalization or reclassification of shares of Common Stock or other similar event, then, on the effective date thereof, the number of shares of Common Stock issuable on exercise of this Purchase Option shall be increased in proportion to such increase in outstanding shares. For example, if the Company declares a two-for-one stock dividend and at the time of such dividend this Purchase Option is for the purchase of 1,000 shares at $1.50 per share, upon effectiveness of the dividend, this Purchase Option will be adjusted to allow for the purchase of 2,000 shares at $.75 per share.

                  6.1.2. Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 6.2, the number of outstanding shares of Common Stock is decreased by a consolidation, combination or reclassification of shares of Common Stock or other similar event, then, upon the effective date thereof, the number of shares of Common Stock issuable on exercise of this Purchase Option shall be decreased in proportion to such decrease in outstanding shares.

                  6.1.3. Adjustments in Exercise Price. Whenever the number of shares of Common Stock issuable upon exercise of this Purchase Option is adjusted, as provided in this Section 6.1, the Exercise Price shall be adjusted (to the nearest cent) by multiplying such Exercise Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares purchasable upon the exercise of this Purchase Option immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares so purchasable immediately thereafter.

                  6.1.4. Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding shares of Common Stock other than a change covered by Section 6.1.1 hereof or that solely affects the par value of such shares of Common Stock, or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Holder of this Purchase Option shall have the right thereafter (until the expiration of the right of exercise of this Purchase Option) to receive upon the exercise hereof, for the same aggregate Exercise Price payable hereunder immediately prior to such event, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or other transfer, by a Holder of the number of shares of Common Stock of the Company obtainable upon exercise of this Purchase Option immediately prior to such event; and if any reclassification also results in a change in shares of Common Stock covered by Section 6.1.1, then such adjustment shall be made pursuant to Sections 6.1.1, 6.1.3 and this Section 6.1.4. The provisions of this Section
6.1.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

                  6.1.5. Changes in Form of Purchase Option. This form of Purchase Option need not be changed because of any change pursuant to this Section, and Purchase Options issued after such change may state the same Exercise Price and the same number of shares of Common Stock as are stated in the Purchase Options initially issued pursuant to this Agreement. The acceptance by any Holder of the issuance of new Purchase Options reflecting a required or permissive change shall not be deemed to waive any rights to a prior adjustment or the computation thereof.

         6.2. Elimination of Fractional Interests. The Company shall not be required to issue certificates representing fractions of shares upon the exercise or transfer of this Purchase Option, nor shall it be required to issue scrip or pay cash in lieu of any fractional interests, it being the intent of the parties that all fractional interests shall be eliminated by rounding any fraction up or down to the nearest whole number of shares of Common Stock or other securities, properties or rights.

         6.3. Notice of Adjustment. Upon the happening of any event requiring an adjustment of the Exercise Price hereunder, the Company shall forthwith give written notice thereof to the Holders stating the adjusted Exercise Price and the adjusted number of shares of Common Stock resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

7. Reservation and Listing. The Company shall at all times reserve and keep available out of its authorized shares of Common Stock, solely for the purpose of issuance upon exercise of the Purchase Options, such number of shares of Common Stock or other securities, properties or rights as shall be issuable upon the exercise thereof. The Company covenants and agrees that, upon exercise of the Purchase Options and payment of the Exercise Price therefor, all shares of Common Stock and other securities issuable upon such exercise shall be duly and validly issued, fully paid and non-assessable and not subject to preemptive rights of any stockholder. As long as the Purchase Options shall be outstanding, the Company shall use its best efforts to cause all shares of Common Stock issuable upon exercise of the Purchase Options to be listed (subject to official notice of issuance) on all securities exchanges (or, if applicable, on Nasdaq) on which the Common Stock is then listed and/or quoted.

8.       Notices of Record Date.  In case:

         (a) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Purchase Option) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of any class or any other securities, or to receive any other right, or

         (b) of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company, or

         (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will deliver or cause to be delivered to the Holders a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or
(ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Purchase Option) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least fifteen (15) days prior to the record date or effective date for the event specified in such notice, provided that the failure to mail such notice shall not affect the legality or validity of any such action.

         8.1. Transmittal of Notices. All notices, requests, consents and other communications under this Purchase Option shall be in writing and shall be deemed to have been duly made on the date of delivery if delivered personally or sent by overnight courier, with acknowledgment of receipt to the party to whom notice is given, or on the fifth day after mailing if mailed to the party to whom notice is to be given, by registered or certified mail, return receipt requested, postage prepaid and properly addressed as follows: (i) if to the registered Holder of the Purchase Option, to the address of such Holder as shown on the books of the Company, or (ii) if to the Company, to its principal executive office.

9.       Miscellaneous.

         9.1. Amendments. The Company and M.H. Meyerson & Co., Inc. ("Meyerson") may from time to time supplement or amend this Purchase Option without the approval of any of the Holders in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to make any other provisions in regard to matters or questions arising hereunder that the Company and Meyerson may deem necessary or desirable and that the Company and Meyerson deem shall not adversely affect the interest of the Holders. All other modifications or amendments shall require the written consent of the party against whom enforcement of the modification or amendment is sought.

         9.2. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Purchase Option.

         9.3. Entire Agreement. This Purchase Option (together with the other agreements and documents being delivered pursuant to or in connection with this Purchase Option) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

         9.4. Binding Effect. This Purchase Option shall inure solely to the benefit of and shall be binding upon, the Holder and the Company and their respective successors, legal representatives and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Purchase Option or any provisions herein contained.

         9.5. Governing Law; Submission to Jurisdiction. This Purchase Option shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflict of laws. The Company hereby agrees that any action, proceeding or claim against it arising out of, or relating in any way to this Purchase Option shall be brought and enforced in the courts of the State of New York or of the United States of America for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at its principal business offices. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. The prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys' fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor.

         9.6. Waiver, Etc. The failure of the Company or the Holder to at any time enforce any of the provisions of this Purchase Option shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Purchase Option or any provision hereof or the right of the Company or any Holder to thereafter enforce each and every provision of this Purchase Option. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Purchase Option shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

         9.7. Exchange Agreement. As a condition of the Holder's receipt and acceptance of this Purchase Option, Holder agrees that, at any time prior to the complete exercise of this Purchase Option by Holder, if the Company and Meyerson enter into an agreement ("Exchange Agreement") pursuant to which they agree that all outstanding Purchase Options will be exchanged for securities or cash or a combination of both, then Holder shall agree to such exchange and become a party to the Exchange Agreement.

         IN WITNESS WHEREOF, the Company has caused this Purchase Option to be signed by its duly authorized officer as of the 16th day of March, 2000.

                                       GOLFROUNDS.COM, INC.


                                       By: /s/ Robert H. Donehew
                                           ---------------------
                                           Name: Robert H. Donehew
                                           Title:   Vice President and Treasurer

Form to be used to exercise Purchase Option:


GolfRounds.com, Inc.
376 Main Street
Bedminster, New Jersey 07921


Date:_________________, ____

         The undersigned hereby elects irrevocably to exercise the within Purchase Option and to purchase ____________ shares of Common Stock of GolfRounds.com, Inc. and hereby makes payment of $____________ (at the rate of $ per share) in payment of the Exercise Price pursuant thereto. Please issue the Common Stock as to which this Purchase Option is exercised in accordance with the instructions given below.

                                       or

         The undersigned hereby elects irrevocably to exercise the within Purchase Option and to purchase shares of Common Stock of GolfRounds.com, Inc. by surrender of the unexercised portion of the within Purchase Option (with a "Value" of $ based on a "Market Price" of $ ). Please issue the Common Stock in accordance with the instructions given below.


                                                        -----------------------
                                                        Signature


-------------------------
Signature Guaranteed


         NOTICE: The signature to this form must correspond with the name as written upon the face of the within Purchase Option in every particular without alteration or enlargement or any change whatsoever.


                  INSTRUCTIONS FOR REGISTRATION OF SECURITIES


Name
                  --------------------------------------------------------------
                            (Print in Block Letters)

Address
                  --------------------------------------------------------------

Form to be used to assign Purchase Option:


                                   ASSIGNMENT


         (To be executed by the registered Holder to effect a transfer of the within Purchase Option):

         FOR VALUE RECEIVED,____________________________________ does hereby sell, assign and transfer unto _______________________________ the right to purchase _______________________ shares of Common Stock of GolfRounds.com, Inc. ("Company") evidenced by the within Purchase Option and does hereby authorize the Company to transfer such right on the books of the Company.

Dated:___________________, ____


                                                         -----------------------
                                                         Signature






         NOTICE: The signature to this form must correspond with the name as written upon the face of the within Purchase Option in every particular without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange.